

October 18, 2010

Room 4631

James E. Cline
Vice President and Chief Financial Officer
Trex Company, Inc.
160 Exeter Drive
Winchester, Virginia 22603-8605

Re: Trex Company, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A filed on March 26, 2010
File No. 001-14649

Dear Mr. Cline:

        We have reviewed your response letter dated October 5, 2010 and have the
following comments. Where indicated, we think you should revise your document in
future filings. If you disagree, we will consider your explanation as to why our
comments are inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

Liquidity and Capital Resources, page 25

1. You have stated that "the Company does not believe that the information obtained
    regarding inventory in the distribution channel would be meaningful to investors."
    In this regard, we understand that although you may not have precise knowledge
    of the inventory levels in your distribution channels, you do possess data that
    could reasonably indicate whether the likelihood of an inventory build-up has
    materially increased. For example, if your distributors regularly provide you with
    any documentation containing inventory data and if such data reflects a material
    increase in inventory then presumably the probability of an inventory build-up is
    greater than if such data reflected a decrease in inventory. We understand that this
    was the case with your 2005 interim results. Similarly, if you have any oral
    communications with your distributors which are indicative of an increase in the
    wholesale and/or retail distributor inventory levels, then presumably the
    probability of an inventory build-up is greater than if such communications

suggested a decrease in inventory. We assume that the data you characterize as "Inventory Knowns" can also be analyzed in a similar manner. In addition, we note certain disclosures which suggest that you in fact have some degree of visibility with respect to distributor inventory levels. For example, on page 18 of your December 31, 2009 10-K you highlighted the 2009 reduction in customer and dealer inventory levels. Also, in your April 30, 2009 and November 8, 2009 earnings conference calls, you specifically addressed changes in distributor inventory levels and the expected impact on future near-term sales. Further, in your August 3, 2010 earnings conference call you addressed the high inventory levels in your distribution channel.

The concern is that inventory build-ups in your distribution channel can have a material adverse impact on your near-term operating results. The interests of stockholders can be adversely impacted by the consequences of an undisclosed change in the likelihood of this event. Regarding your statement that "it is virtually impossible to report on the effects of distributor inventory levels on near term sales," it is our understanding, as described in our prior comment, that the potential adverse impact resulting from such an inventory build-up is self-evident. Consequently, please note that the disclosures required by Section 501.02 of the Financial Reporting Codification apply to known uncertainties as well as known events. Therefore, any information that you have which is indicative of a possible increase in the likelihood of a distribution channel inventory build-up is a required disclosure unless you can conclude in a reasonable and objective manner that: (1) it is not reasonably likely that an inventory build-up has occurred, and; (2) that is not reasonably likely that the impact on future operating results or liquidity would be material. Based on your own representations, it is unclear whether management could make the first determination. Regarding the second determination, please see the corresponding risk factor on page 15 of your December 31, 2007 form 10-K. Given the historical evidence and the representations in your letter, it is unclear how you determined that the risk described therein is no longer an appropriate disclosure. Please consistently provide a current and informative disclosure on this issue within the MD&A and Risk Factor sections of your future filings.

Definitive Proxy Statement

2. We note the draft disclosure you have provided in response to our prior comment 2. When including similar disclosure in future filings, please disclose (1) whether the achievement of positive EPS triggers an automatic payout for long-term compensation at 100% of target, or if it is instead paid based on a sliding scale, and (2) the actual target level payouts as a percentage of base salary for each named executive officer for the annual incentive plan and for long-term

compensation, as opposed to simply providing range of target payouts for the named executive officers.

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You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot, Senior Accountant at (202) 551-3738 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Erin Jaskot, Attorney at (202) 551- 3442 or Pam Long, Assistant Director at (202) 551-3760.

Sincerely,

Terence O'Brien
Accounting Branch Chief